Exhibit 99-1
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                                    VocalTec

           VocalTec to Continue to Trade on The Nasdaq Capital Market

HERZLIYA, Israel - December 1, 2005 - VocalTec Communications Ltd. (Nasdaq Capital Market: VOCLD) ("VocalTec"), a telecom equipment provider offering carrier class packet voice solutions, today announced that on November 28, 2005 it was informed by The Nasdaq Capital Market that VocalTec complied with all initial listing requirements of the Nasdaq Capital Market following the transaction with Tdsoft Ltd. ("Tdsoft") and Tdsoft's shareholders.

"We are pleased to be able to maintain the continuity of trading in our shares on The Nasdaq Capital Market," commented Yosi Albagli, CEO of VocalTec Communications Ltd. "Going forward our focus will be on combining the unique capabilities of VocalTec and Tdsoft and leading the company to growth and new levels of success."

Commencing on November 28, 2005, the ordinary shares of VocalTec have been trading on The Nasdaq Capital Market under the symbol VOCLD. VocalTec's ordinary shares will continue to trade under the symbol VOCLD until approximately December 26, 2005, at which time the symbol will revert to VOCL.

About VocalTec

VocalTec, a pioneer of the VoIP industry, provides its customers with proven and innovative voice and multimedia infrastructure solutions. Following consummation on November 25, 2005 of a previously announced transaction among VocalTec, Tdsoft and the shareholders of Tdsoft, the combined company continues to provide a suite of VoIP, voice over packet, multimedia and gateway solutions assisting vendors, system integrators and service providers as telecommunications infrastructure evolves into Next Generation Networks (NGN) and IP Multimedia Subsystem (IMS). The combined company has appointed a new management team comprised of Tdsoft and VocalTec veterans. Investors include Cisco Systems, Harbourvest Partners, Deutsche Telecom, Apax Partners and Gemini. Further information about VocalTec can be found at http://www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, integration of the operations and personnel of VocalTec and Tdsoft, implementation of cost reduction plans,

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fluctuations in market demand, product development, commercialization and technological difficulties, the need to raise additional funds to sustain operations of the combined company, possible inability of the combined company to meet the continued listing requirements of the Nasdaq Capital Market, and other risks detailed in VocalTec Communications' reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:

Dan Ostroff
VP Marketing & Sales
VocalTec Communications Ltd.
+ 972-9-9703888
dan@tdsoft.com

Carmen Deville
Investor Relations
VocalTec Communications Ltd
 +972-9-9707885
carmen@vocaltec.com